EXHIBIT 99.1

POET Technologies Signs Manufacturing Agreement with Globetronics in Malaysia

Provides update on Super Photonics Joint Venture and recently announced US$25 Million Public Offering

TORONTO, Dec. 23, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Corporation”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today announced that it has signed a Master Agreement, an Optical Engine Purchase Agreement and a Deed of Consignment with Globetronics Manufacturing Sdn. Bhd (“GMSB”), to manufacture optical engines for POET in Penang, Malaysia. Further information concerning GMSB is provided below   POET also today provided an update on the announced acquisition of the minority equity interest of its existing joint venture in China, Super Photonics Xiamen (“SPX”) and its recently announced public offering.

POET has engaged GMSB to assemble and test Optical Engines based on designs made exclusively by POET. The Deed of Consignment relates to a suite of wafer-level process equipment recently purchased by POET that is being installed at the GMSB facility in Penang. Concurrent with the Deed and a Purchase Agreement, the Parties entered into a Master Agreement, covering a period of three years, which governs the overall relationship between the Parties. POET and GMSB have prepared an initial project plan and statement of work for the installation and start-up of the consigned tools, the costs for which will be absorbed by POET. POET will submit purchase orders under the Optical Engine Purchase Agreement, with pricing to be based on specific optical engine types. Globetronics Technology Berhad (“GTB”) has allocated RM7.7 million (approximately US$1.7 million) for additional capital expenditures in connection with manufacturing optical engines for POET over the 2025-2027 period.

Separately, and further to the Corporation’s November 25, 2024 announcement of a binding Memorandum of Understanding (MOU) with Quanzhou Sanan Optical Communication Technology Co., Ltd. (“SAIC”) to transfer to POET its 24.8% stake in the joint venture SPX, along with all the production equipment previously leased by SAIC to SPX, POET is pleased to confirm that the parties expect to shortly conclude their ongoing negotiations and that binding definitive agreements are expected to be signed by December 31, 2024. Terms of the transaction with SAIC remain subject to finalization and are expected to be announced upon signing of the definitive agreements As previously disclosed, it is the Corporation’s intention following completion of the transaction to continue to operate SPX in a manner consistent with past practice while it brings up a wafer-level assembly operation for optical engines in GMSB, thereby implementing its “China Plus One” strategy.

As a further update to the Corporation’s public offering announced on December 12, 2024, POET is pleased to confirm that the US$25 million offering has been fully subscribed by a single institutional investor. The closing of that offering is now expected to take place after completion of the SPX acquisition described above. Terms of the offering remain unchanged from those previously announced, and the offering remains subject to the receipt of all regulatory approvals, including the final acceptance of the TSX Venture Exchange, and the satisfaction of other customary closing conditions.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers.  POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems.  POET’s Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles.  POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore.  More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Corporation Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

About Globetronics Manufacturing Sdn. Bhd. (GMSB)
GMSB was incorporated on 16 May 2008 as a private company limited by shares and having its registered address at B-21-1, Level 21, Tower B, Northpoint Mid Valley City, No.1, Medan Syed Putra Utara, 59200 Kuala Lumpur, Wilayah Persekutuan. GMSB is a wholly-owned subsidiary of GTB. GMSB has an issued share capital of RM25,027,500 comprising 25,009,000 ordinary shares and is principally involved in the business of providing manufacturing and packaging services in semiconductors and turnkey manufacturing in encoder and sensor LEDs and related products.

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Corporation’s expectations with respect to its business partnership with GMSB, completion of the acquisition of the minority equity interest in SPX from SAIC, completion of its previously announced public offering, success of the Corporation’s product development efforts, the performance of its products, operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Corporation’s technology as well as the market acceptance, inclusion and timing of the Corporation’s technology in current and future products and expectations regarding its successful penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the completion of definitive agreements with its SAIC concerning the acquisition of SPX, timing and conditionality for completion of its previously announced public offering, the negotiations with contract manufacturers, the size, future growth and needs of Artificial Intelligence network suppliers, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, reorganization efforts, plans for and completion of projects by the Corporation’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, failure to receive necessary regulatory approvals for the Corporation’s arrangements with GMSB and SAIC, failure to complete the recently announced public offering, the failure of Artificial Intelligence networks to continue to grow as expected, the failure of the Corporation’s products to meet performance requirements for AI and datacom networks, lack of sales in its products, lack of sales by its customers to end-users, operational risks in the completion of the Corporation’s projects, risks affecting the Corporation’s ability to complete its products, the ability of the Corporation to generate sales for its products, the ability of its customers to generate sales for products that incorporate the Corporation’s products, the ability to attract key personnel, the failure of its reorganization efforts and the ability to raise additional capital when needed. Although the Corporation believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Corporation’s securities should not place undue reliance on forward-looking statements because the Corporation can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Corporation assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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